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February 13, 2023	C. Brophy Christensen
D: +1 415 984 8793
U.S. Securities and Exchange Commission	bchristensen@omm.com
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Re:	Liberty Media Corporation

Registration Statement on Form S-4

Filed December 21, 2022

File No. 333-268921

To the Staff of the Division of Corporation Finance:

On behalf of our client, Liberty Media Corporation (“Liberty Media”), this letter sets forth Liberty Media’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter, dated January 18, 2023 with respect to the filing referenced above (the “Comment Letter”).

This letter and Amendment No.1 (“Amendment No. 1”) to the Registration Statement on Form S-4 (File No. 333-268921) are being filed electronically via the EDGAR system today.

For the Staff’s convenience, the text of each comment from the Comment Letter is set forth below in bold, followed by Liberty Media’s response. Capitalized terms used and not defined herein have the meanings given in Amendment No. 1. Page and caption references in Liberty Media’s responses correspond to pages and captions in Amendment No. 1:

Registration Statement on Form S-4

Summary

The Proposals

The Reclassification Proposals, page 35

1.           We note your disclosure on page 54 that the unaudited illustrative historical attributed financial information provided in Annex D may not necessarily reflect the results of New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group as if they been separate companies, in part because such information has been extracted from Liberty Media’s consolidated financial statements and “are based on assumptions that Liberty Media believes are reasonable.” Please disclose all material assumptions that were used to prepare the unaudited illustrative financial information.

Austin • Century City • Dallas • Houston • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Response: In response to the Staff’s comment, Liberty Media respectfully advises the Staff that, as described in the lead in paragraphs to Appendix D, the only assumption made for the unaudited illustrative attributed financial information was that the Split-Off and Reclassification had occurred as of the beginning of the earliest period presented. No additional assumptions were made and the unaudited illustrative attributed financial information is simply presenting the historical financial information related to the businesses and assets in their expected tracking stock groups. Liberty Media has pulled forward similar language to the lead in paragraph when describing the background of the unaudited illustrative attributed financial information on page 64 to alleviate confusion.

Risk Factors

Liberty Media’s board of directors may, in its sole discretion, elect to convert…, page 62

2.           Please briefly describe the exceptions to the board’s ability to convert all of the outstanding shares of common stock relating to any of Liberty Media’s groups into shares of common stock of another group.

Response: In response to the Staff’s comment, Liberty Media respectfully advises the Staff that there are no restrictions on, or other exceptions applicable to, the ability of the board of directors of Liberty Media to determine to convert the outstanding shares of Liberty Braves common stock, Liberty SiriusXM common stock or Liberty Formula One common stock into shares of any other group in accordance with the Liberty Media certificate of incorporation.

Reasons for the Split-Off and the Reclassification, page 99

3.           We note that in determining to approve the Split-Off, the Liberty Media board of directors considered the Split-Off as a way to address the historical discount attributed to Liberty’s tracking stocks. Please also address whether the board considered the potential negative implications of creating three new tracking stocks as part of the Reclassification, such as a valuation or trading discount associated with the complexity of Liberty’s new proposed capital structure.

Response: In response to the Staff’s comment, Liberty Media revised the disclosure on page 114 of Amendment No.1.

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If you have any questions, please do not hesitate to contact the undersigned at (415) 984-8793 or bchristensen@omm.com.

Very truly yours,

/s/ C. Brophy Christensen

C. Brophy Christensen

cc:	Liberty Media Corporation
Renee L. Wilm
Kate Jewell
Brittany Uthoff

Baker Botts L.L.P.
Frederick McGrath

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